Exhibit 99.1

PRESS RELEASE

WiLAN Announces TSX Approval of Normal Course Issuer Bid and Automatic Share Purchase Plan

OTTAWA, Canada – March 7, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that it has received regulatory approval from the Toronto Stock Exchange (“TSX”) to carry out a normal course issuer bid (“NCIB”) .. WiLAN has been authorized to purchase, through the facilities of the TSX, up to 11,846,843 issued and outstanding common shares (“Shares”) representing approximately 10% of the 118,468,433 Shares in the public float as of February 28, 2013.

As of February 28, 2013 the total number of issued and outstanding Shares was 121,546,428. The average daily trading volume for the six months ending on February 28, 2013 was 249,217 Shares. In accordance with TSX rules, a maximum daily purchase of 25% of this average may be made, representing 62,304 Shares. The Shares that WiLAN intends to purchase pursuant to the NCIB will be cancelled. The NCIB is expected to commence on March 11, 2013 and will expire on March 10, 2014.

WiLAN also announced that it has entered into an automatic share purchase plan (“purchase plan”) with a broker in order to facilitate repurchases of its Shares under its NCIB. Under WiLAN’s purchase plan, WiLAN’s broker may repurchase Shares under the NCIB at any time including without limitation when WiLAN would ordinarily not be permitted to due to regulatory restrictions or self-imposed blackout periods. Purchases will be made by WiLAN’s broker based upon the parameters prescribed by the TSX and the terms of the parties’ written agreement. The purchase plan has been reviewed by the TSX and will be implemented effective as of March 11, 2013.

WiLAN and its Board of Directors believe that this NCIB is in the best interests of its shareholders and the repurchases made under this NCIB will be made, in part, to offset the dilutive effect of Shares expected to be issued upon the exercise of stock options under the Company's stock option plan.

The actual number of Shares purchased, the timing of purchases and the price at which the Shares are bought will depend on future market conditions and on potential alternative uses for WiLAN’s cash resources. Any purchases will be subject to trading restrictions and will be made by WiLAN at the prevailing market price of the Shares at the time of purchase.

For the past twelve months, WiLAN has repurchased an aggregate of 950,000 Shares at a weighted average price of $5.1848 per Share pursuant to a normal course issuer bid.

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PRESS RELEASE

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 260 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “is expected”, “may continue”, “expected to be”, “believe”, “will be implemented”, “will depend”, “will be subject” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 9, 2012 annual information form for the year ended December 31, 2011 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media or Investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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